Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 29, 2018

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”) Securities Act Registration No: 333-17391 Investment Company Act Registration No: 811-07959 Semper MBS Total Return Fund (S000041568)

Dear Mr. Foor:

Transmitted herewith on behalf of the Trust and its series, the Semper MBS Total Return Fund (the “Fund”), is the definitive proxy statement on Schedule 14A in preparation for a special meeting of shareholders of the Fund scheduled for March 22, 2018.

This correspondence is also being filed in response to your oral comments and suggestions received on January 12, 2018, to the Trust’s preliminary proxy statement (“PRE 14A”), which was filed pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, on January 3, 2018.

The purpose of the proxy statement is to seek shareholder approval of an amended investment advisory agreement between Semper Capital Management, L.P., and the Trust, on behalf of the Fund.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
Staff Comment:  Throughout the PRE-14A, the Fund’s current and proposed expense caps are listed.  Please include the termination dates of the current expense caps and proposed expense caps throughout the proxy statement.

Response: The Trust responds by including the current expense cap termination date of March 29, 2018 and the proposed expense cap termination date of March 29, 2019, throughout the proxy statement.

2.
Staff Comment: Within the section, “Legal Requirements in Approving the Amended Investment Advisory Agreement,” please include, as required by Item 22(c)(i) of Schedule 14A, the purpose of the last submission of the investment advisory agreement to shareholders.

Response: The Trust responds by revising the last sentence of the first paragraph of the section as follows (changes underlined):

“The Prior Investment Advisory Agreement was last submitted to the shareholders of the Fund for approval on March 6, 2015, due to an internal change in control of the Fund’s investment adviser.”

3.
Staff Comment: Item 22(a)(3)(iv) of Schedule 14A requires, “If the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in the appropriate registration statement form…”.

Response: The Trust responds by including the current and pro forma fee table in a section, “Comparison of Current Fees and Expenses,” within the proxy statement.

4.
Staff Comment: On page 3 of the proxy statement, in the second to last paragraph, please add the termination dates for the current expense caps and the proposed expense caps. Please also clarify, if shareholders approve the amended investment advisory agreement, will the Board of Trustees terminate the current operating expenses limitation agreement and approve a new agreement?

Response: The Trust responds by revising the paragraph as follows (changes underlined):

“In connection with the Prior Investment Advisory Agreement, Semper contractually agreed to limit the Fund’s total operating expenses to no more than 0.75%, 1.00% and 1.00% of the Fund’s average daily net assets for the Fund’s Institutional Class, Investor Class, and Class A shares, respectively, through at least March 29, 2018.  If shareholders approve the Amended Investment Advisory Agreement, these expense limitations will increase to no more than 0.90%, 1.15% and 1.15% of the Fund’s average daily net assets for the Fund’s Institutional Class, Investor Class, and Class A shares, respectively, through at least March 29, 2019.  Based on current estimates, total operating expenses after the increase in the advisory fee are expected to be 0.83%, 1.08%, and 1.08% of the Fund’s average daily net assets for the Fund’s Institutional Class, Investor Class, and Class A shares, respectively.  The new operating expenses limitation agreement will go into effect upon shareholder approval of the Amended Investment Advisory Agreement. The Board determined to terminate the current operating expenses limitation agreement upon shareholder approval of the Amended Investment Advisory Agreement.”

5.	Staff Comment: Please add the termination date for the proposed expense caps in the first paragraph of page 8.

Response: The Trust notes the following is included in the first paragraph on page 8 (underline added):

“Under the new expense caps, which will only take effect if shareholders approve the Amended Advisory Agreement, the Adviser will agree to waive its advisory fees and reimburse each Fund for certain of its expenses to the extent necessary to maintain annual expense ratios (excluding acquired fund fees and expenses, interest, taxes and extraordinary expenses) of 0.90%, 1.15% and 1.15% of the Fund’s average daily net assets for the Fund’s Institutional Class, Investor Class and Class A shares, respectively, through at least March 29, 2019 (the “Proposed Expense Caps”).”

6.
Staff Comment: Item 22(c)(iii) of Schedule 14A requires, “State the aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund.” Please include the aggregate amounts of any Rule 12b-1 fees or any other material payments during the last fiscal year for the Fund.

Response: The Trust responds that although the Fund has a Rule 12b-1 Plan and sub-transfer agency arrangements, the associated fees are not retained by the investment adviser or any of its affiliated persons, but are paid to financial intermediaries for their services.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6872.

Very truly yours,

/s/ Emily R. Enslow
Emily R. Enslow, Esq.
Secretary
Advisors Series Trust